82-34639

AGENIX LIMITED
Level 9 123 Epping Rd
North Ryde NSW 2113
Australia
Tel : (612) 8875 7898
Fax : (612) 8875 7897
Website : www.agenix.net

02 OCT 29 AM 10: 14

SEC#82-5258

23 October 2002

US Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street N.W.
Washington DC 20549
UNITED STATES OF AMERICA

02055580

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) – Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange. We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely,

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Jeff Carter
Chief Financial Officer & Company Secretary

11/20

AGENIX

AGENIX LIMITED
Level 9 123 Epping Road
North Ryde NSW 2113
Tel : (612) 8875 7898
Fax : (612) 8875 7897

ASX Announcement

Legal Appeal Against Agenix Dropped

23 October 2002

Biotechnology company Agenix Limited [ASX: AGX] today announced that the Receiver and Manager of Geneva Finance Limited had discontinued its appeal against a Supreme Court judgement in favour of a former director of Agenix subsidiary Resource & Industry Limited.

The action was brought in 1996 by the Receiver and Manager of Geneva Finance against Mr Russell John Hawkins and Resource & Industry. In May 2002 Justice Heenan of the Supreme Court of Western Australia found in favour of Mr Hawkins.

"This is a very satisfying conclusion for the company," said Agenix Chief Financial Officer Mr Jeff Carter. "Justice Heenan found that a former director of one of our companies acted in good faith. The decision by the Receiver and Manager to drop the appeal now allows us to set aside the contingent liability from this matter and continue to focus on the future."

Agenix recently announced an increase in pre-tax profit to $4.2 million for the year to the end of June 2002, as well as record sales figures that saw revenue increase to $40.8 million.

After R & D expenses, cash flow from operations increased 479% to a record $5.7 million.

For more information contact:

Mr Jeff Carter
CFO, Agenix Limited
0419 414901

Mr Donald Home
CEO, Agenix Limited
0438 500 255

www.agenix.net

About the company: Agenix Limited [ASX:AGX] is a listed Australian-based company. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its fully-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which uses radiolabelled antibodies to locate blood clots in the body. This could revolutionise the $US 3 billion annual clot diagnostic imaging market. Last year Agenix reported a pre-tax profit of $4.2 million, up 11%, on revenue of $40 million, up 39%. Cash flow from operations, after research and development costs, increased 479% to $5.7 million. Agenix employs 190 staff and sells its products to more than 50 countries.